SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25



                                                  Commission File Number 0-27556

                           NOTIFICATION OF LATE FILING

      (Check One):  [] Form 10-K    [] Form 11-K    [] Form 20-F   [x] Form 10-Q
[]  Form N-SAR

        For Period Ended:  September 30, 2002
                         -------------------------------------------------------
[] Transition Report on Form 10-K             [] Transition Report on Form 10-Q
[] Transition Report on Form 20-F             [] Transition Report on Form N-SAR
[] Transition Report on Form 11-K
        For the Transition Period Ended:
                                        ----------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: YouthStream Media Networks, Inc.
                         -------------------------------------------------------
Former name if applicable
                         -------------------------------------------------------
Address of principal executive office (Street and number):244 Madison Avenue,
                                                          PMB 358
                                                          ----------------------
City, state and zip code: New York, NY 10016
                          ------------------------------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

              (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
[x] thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period (Attach extra sheets if needed).

     Effective November 6, 2002, the Company closed its principal executive offices. The Company is in the process of trying to locate interim office space. As a result of the closing of the Company's principal executive offices, the Company was unable to prepare and review its financial statements by November 14, 2002 without unreasonable effort and expense.

                                     PART IV
                                OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification
             Wesley Ramjeet                     (917) 868-1131
             -------------------------------------------------------------------
                    (Name)                    (Area Code)(Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                             [x] Yes   [] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [x] Yes   [] No

             During fiscal 2001 and 2002, the Company operated, through its subsidiaries, two business segments: media and retail. On August 5, 2002, following the close of the Company's fiscal year 2002, subsidiaries of the Company sold substantially all of the assets of the media segment to a subsidiary of Alloy, Inc. ("Alloy"), which also assumed certain of the liabilities related to the media business. The Company discontinued any remaining media operations that were not sold to Alloy. Net cash proceeds from the sale were approximately $6,900,000. As a result of this sale, there will a significant change in results of operations from the corresponding period.

         As a result of the closure of the Company's principal executive offices, it is not possible at this time to provide a reasonable estimate of the results of operation for the quarter ended September 30, 2002.

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                   YouthStream Media Networks, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 13, 2002                   By: /s/Wesley Ramjeet
                                              -------------------------
                                              Wesley Ramjeet
                                              Acting Chief Financial Officer